Exhibit 3.2
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NEW QUEST HOLDINGS CORP.
     This Certificate of Amendment to the Certificate of Incorporation of New Quest Holdings Corp. (the “Company”) is executed and filed pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware. The undersigned does hereby certify as follows:
     1. The name of the corporation is New Quest Holdings Corp.
     2. The Certificate of Incorporation of the Company is hereby amended to reflect a change in the name of the Company by amending and restating the first paragraph of the Certificate of Incorporation in its entirety as follows:
     “FIRST: The name of the corporation is PostRock Energy Corporation (the “Corporation”).”
     IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by its duly authorized officer as of the 2nd day of October, 2009.

/s/ David Lawler
Name:	David Lawler
Title:	President